Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2019

Gurugram, India and New York, December 4, 2019 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months ended September 30, 2019.

“The Indian aviation industry continued to witness a slowdown in the second quarter of the current fiscal year, with the impact exacerbated due to Jet Airways ceasing operations in April 2019 and the continued grounding of some aircraft for technical reasons.  Air traffic industry growth in the second quarter of the current fiscal year significantly slowed down to 2.7% YoY as compared to 19% in the same quarter last year.  In addition to this macro slowdown impact, we also significantly reduced consumer promotions in our B2C domestic hotels business during the quarter, which contributed to a YOY decline in Adjusted Revenue for the quarter; however its corresponding impact was a meaningful improvement in our Adjusted EBITDA as the discounted B2C hotel business was largely loss making in nature.  This reduction in our consumer promotions continues to be a deliberate and conscious effort on our part to reduce our losses and move towards positive Adjusted EBITDA.  There was also an adverse impact of INR 82.5 million (USD 1.2 million) on our operating performance in the current quarter due to legal and professional fees related to our previously disclosed merger transaction in process with Ebix, Inc. and the legal proceedings arising out of the ATB transaction.  Excluding the aforesaid, our Adjusted EBITDA would have been a positive INR 24.5 million (USD 0.3 million) for the quarter versus an Adjusted EBITDA loss of INR 233.6 million (USD 3.3 million) for the same quarter last year.  We expect our air revenue to have bottomed out in the September 2019 quarter and anticipate sequential quarterly growth in air revenues from the December 2019 quarter onwards.” — Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months ended September 30, 2019, include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

Financial and operating highlights for the three months ended September 30, 2019:

•                        Revenue of INR  1,757.8  million (USD  24.9  million).

•                        Adjusted Revenue(1) of INR  1,521.1  million (USD  21.5  million ), representing a decrease of 27.4% YOY.

•                        Adjusted Revenue(1) from Air Ticketing of INR  1,029.7 million (USD  14.6 million), representing a decrease of YOY  25.0%.

•                        Adjusted Revenue(1) from Hotels and Packages of INR  165.8  million (USD  2.3  million), representing a decrease of 61.3% YOY.

•                        Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) of INR  21.1  billion (USD 0.3  billion) representing YOY decline of 22.2% .

•                        Adjusted EBITDA (2) Loss of INR  58.0  million (USD  0.8  million) representing a 75.2% reduction in losses YOY.

•                        Loss for the period of INR   399.2  million (USD 5.7 million).

	Three months ended September 30,
	2018	2019	2019	YOY Change
	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,055,726	1,757,782	24,884	(14.5)%
Results from operations	(935,171)	(228,612)	(3,236)	75.6%
Loss for the period	(160,112)	(399,158)	(5,651)	(149.3)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	2,096,059	1,521,146	21,534	(27.4)%
Air Ticketing	1,373,172	1,029,658	14,576	(25.0)%
Hotels and Packages	428,166	165,756	2,346	(61.3)%
Others (Including Other Income)	294,721	325,732	4,611	10.5%
Adjusted EBITDA (2)	(233,555)	(58,005)	(821)	75.2%
Operating Metrics
Gross Bookings (3)	27,122,997	21,088,238	298,531	(22.2)%
Air Ticketing	23,993,224	19,138,870	270,935	(20.2)%
Hotels and Packages	3,129,773	1,949,368	27,596	(37.7)%
Net Revenue Margin% (4)
Air Ticketing	5.7%	5.4%
Hotels and Packages	13.7%	8.5%
Quantitative details (5)
Air Passengers Booked	2,671	2,088		(21.8)%
Stand-alone Hotel Room Nights Booked	577	315		(45.4)%
Packages Passengers Travelled	27	25		(6.7)%

Note:

(1)         Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See section “Certain Non-IFRS Measures.”

(2)         See the section below titled “Certain Non-IFRS Measures.”

(3)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)         Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.

(5)         Quantitative details are considered on a gross basis.

As of September 30, 2019, 45,637,551 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited  interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2019, the unaudited interim condensed consolidated statement of financial position as at September 30, 2019, the unaudited interim condensed consolidated statement of cash flows for six months ended September 30, 2019 and discussion of the results of the three months ended September 30, 2019 compared with three months ended September 30, 2018, were converted into U.S. dollars at the exchange rate of 70.64 INR per USD, which is based on the noon buying rate as at September 30, 2019,  in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

Ebix Merger Agreement

As previously disclosed, on July 16, 2019, we entered into a Merger Agreement (the “Merger Agreement”) with Ebix, Inc., a Delaware corporation (“Ebix”), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the “Merger”). The Company and Ebix continue to work towards consummating the Merger and continue to work together on preparing and filing a proxy statement and Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) in relation with the Merger.

Change in Significant Accounting Policies and Non-IFRS Financial Measure:

Adoption of New Lease Accounting Standard

In February 2016, the IASB issued a new accounting standard IFRS 16, which requires lessees to recognize an asset and a liability on the balance sheet for the rights and obligations created by entering into lease transactions. IFRS 16 introduced a single lessee accounting model and require a lessee to recognized assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The new standard also expands qualitative and quantitative disclosures for lessees. The Company adopted this new standard on April 1, 2019 on a “Modified Retrospective Approach” and made a cumulative adjustment to retained earnings. Accordingly, comparative for the fiscal 2019 was not being retrospectively adjusted. Upon the adoption of the new lease standard, on April 1, 2019, the Company recognized operating lease assets of INR 183.7 million (USD 2.6 million) and total operating lease liabilities of INR 200.8 million (USD 2.8 million) in the consolidated balance sheet and reclassified certain balances related to existing leases to Right-of-use (ROU) asset amounting to INR 12.9 million (0.18 million). Their impact to retained earnings at adoption was INR 30.0 million (USD 0.4 million) and net of tax impact 29.0 million (USD 0.4 million).

Results of Three Months Ended September 30, 2019 compared to Three Months Ended September 30, 2018

Revenue.  We generated revenue of INR 1,757.8 million (USD 24.9 million) in the three months ended September 30, 2019, a decrease of 14.5% compared with INR  2,055.7 million (USD  29.1  million) in three months ended September 30, 2018.

Service Cost.  Our service cost decreased to INR  640.8  million (USD  9.1  million) in the three months ended September 30, 2019 from INR  845.1  million (USD  12.0 million) in the three months ended September 30, 2018  primarily due to the decrease in our sales of holiday packages.

Adjusted Revenue(1)  Our Adjusted Revenue decreased by 27.4% to INR  1,521.1  million (USD  21.5  million) in the three months ended September 30, 2019 from INR  2,096.1  million (USD  29.7  million) in the three months ended September 30, 2018 . In the quarter ended September 30, 2019, Adjusted Revenue includes the add-back of INR 351.3 million (USD 5.0 million) in the three months ended September 30, 2019 from INR 856.1 million (USD 12.1 million) in the three months ended September 30, 2018, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be deducted from revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 25.0% in our Adjusted Revenue from Air Ticketing along with a decrease of 61.3% in our Adjusted Revenue from Hotels and Packages and an increase of 10.5% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grant.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures:”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended September, 30
Amount in INR thousands (Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	804,827	707,416	995,925	782,702	254,974	267,664	2,055,726	1,757,782
Add: Customer promotional expenses	568,345	322,242	277,356	23,885	10,388	5,131	856,089	351,258
Service cost	—	—	(845,115)	(640,831)	—	—	(845,115)	(640,831)
Other income							29,359	52,937
Adjusted Revenue	1,373,172	1,029,658	428,166	165,756	265,362	272,795	2,096,059	1,521,146

(1)     See the section below titled “Certain Non-IFRS Measures.”

Air Ticketing. Revenue from our Air Ticketing business was INR  707.4  million (USD  10.0 million) in the three months ended September 30, 2019 against INR  804.8  million (USD  11.4  million) in the three months ended September 30, 2018.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR  1,029.7  million (USD  14.6 million) in the three months ended September 30, 2019 against INR 1,373.2 million (USD 19.4 million) in the three months ended September 30, 2018. In the quarter ended September 30, 2019, Adjusted Revenue (1) for Air Ticketing includes the addition of INR 322.2 million (USD 4.6 million) in the three months ended September 30, 2019 against INR 568.3 million (USD 8.0 million) in the three months ended September 30, 2018 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Decline in Adjusted Revenue (1) from Air Ticketing for the quarter was driven by a decrease in gross bookings of 20.2% to INR 19.1 billion (USD 0.3 billion) in the three months ended September 30, 2019, including the impact of consolidation of TCIL, as compared to INR 24.0 billion (USD 0.3 billion) in the three months ended September 30, 2018.

Our Net Revenue Margin in the current quarter decreased to 5.4% from 5.7% for the corresponding period of last year due to a change in business mix, cessation of operations by Jet Airways and the impact of content movement by an airline from a GDS provider.

Hotels and Packages. Revenue from our Hotels and Packages business was INR  782.7  million (USD  11.1 million) in the three months ended September 30, 2019 against INR  995.9 million (USD  14.1  million) in the three months ended September 30, 2018.

Adjusted Revenue (1) for this segment decreased by 61.3% to INR 165.8 million (USD 2.3 million) in the three months ended September 30, 2019 from INR 428.2 million (USD 6.1 million) in the three months ended September 30, 2018. In the quarter ended September 30, 2019, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 23.9 million (USD 0.3 million) against INR 277.4 million (USD 3.9 million) in the three months ended September 30, 2018, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was due to decrease in standalone hotel room nights booked by 45.4% and a decline in Holiday Package sales due to our decision to shut down our physical retail sales locations in our drive towards profitability. Net Revenue Margin for the segment during the current quarter declined to 8.5% from 13.7% for the three months ended September 30, 2018, due to change in business mix.

Other Revenue.  Our other revenue was INR  267.7   million (USD  3.8 million) in the three months ended September 30, 2019, an increase from INR  255.0   million (USD  3.6  million) in the three months ended September 30, 2018.

Adjusted Revenue for this segment increased by 2.8% to INR 272.8 million (USD 3.9 million) in the three months ended September 30, 2019 from INR 265.4 million (USD 3.8 million) in the three months ended September 30, 2018. In the quarter ended September 30, 2019, Adjusted Revenue includes add-back of INR 5.1 million (USD 0.1 million) in the three months ended September 30, 2019 against INR 10.4 million (USD 0.1 million) in the three months ended September 30, 2018 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Revenue was primarily due to increase in advertisement and alliances income.

Other Income.  Our other income increased to INR  52.9  million (USD  0.7  million) in the three months ended September 30, 2019 from INR  29.4  million (USD  0.4 million) in the three months ended September 30, 2018 due to increase in eligible sales for government grant.

Personnel Expenses.  Our personnel expenses decreased by 28.9% to INR   469.5 million (USD 6.6 million) in the three months ended September 30, 2019 from INR  660.0 million (USD  9.3 million) in the three months ended September 30, 2018. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 1.5 million (USD 0.02 million) in the three months ended September 30, 2019 from INR 78.1 million (USD 1.1 million) in the three months ended September 30, 2018, certain rationalization of headcount and the outsourcing of customer contact centers. Personnel expenses, as a percentage of Revenue declined to 26.7% for the current quarter from 32.1% in for the quarter ended September 30, 2018. Personnel expenses, as a percentage of Adjusted Revenue (1) declined to 30.9% for the current quarter from 31.5% for the quarter ended September 30, 2018. Excluding employee share-based compensation costs for three months ended September 30, 2019 and September 30, 2018, personnel expenses decreased by 19.6% in the three months ended September 30, 2019.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 76.8% to INR   46.2   million (USD   0.7   million) in the three months ended September 30, 2019 from INR  198.8  million (USD  2.8  million) in the three months ended September 30, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 397.5 million (USD 5.6 million) against INR 1,054.8 million (USD 14.9 million) in the three months ended September 30, 2018, 62.3% lower year-over-year for the quarter. Adding back the expenses for consumer promotions and loyalty program costs, Marketing and Sales

(1)     See the section below titled “Certain Non-IFRS Measures.”

Promotion Expenses as a percentage of Adjusted Revenue (1) declined to 26.1% for the current quarter from 50.3% for the quarter ended September 30, 2018.

Other Operating Expenses.  Other operating expenses decreased by 39.4% to INR  713.7  million (USD  10.1 million) in the three months ended September 30, 2019 from INR  1,178.2 million (USD  16.7  million) in the three months ended September 30, 2018 primarily due to re-measurement of contingent consideration of INR 485.3 million (USD 6.9 million) for acquisition of ATB shares in  the quarter ending September 30, 2018.

Adjusted EBITDA loss(1). Due to the foregoing factors and operating efficiencies, adjusted EBITDA Loss(1) decreased by 75.2% to  INR  58.0  million (USD  0.8  million) in the three months ended September 30, 2019 from  adjusted EBITDA loss(1) of INR  233.6  million (USD  3.3  million) in the three months ended September 30, 2018.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 22.3% to INR  169.1  million (USD  2.4   million) in the three months ended September 30, 2019 from INR 138.3  million (USD 2.0  million) in the three months ended September 30, 2018 primarily as a result of an increase in amortization expense on right of use assets on adoption of IFRS 16 and increase in amortization expense.

Results from Operations.  As a result of the foregoing factors, our result from operating activities led to a loss of INR  228.6 million (USD  3.2  million) in the three months ended September 30, 2019. Our loss for the three months ended September 30, 2018 was INR  935.2  million (USD  13.2  million). Excluding the employee share-based compensation costs and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 227.1 million (USD 3.2 million) for three months ended  September 30, 2019 as compared to INR 371.8 million (USD 5.3 million) for three months ended September 30, 2018.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 1.9 million (USD 0.03 million) in the three months ended September 30, 2019 from INR 3.4 million (USD 0.05 million) in the three months ended September 30, 2018.

Finance Income. Our finance income decreased to INR 10.7 million (USD  0.2  million) in the three months ended September 30, 2019 from INR   11.8  million (USD 0.2 million) in the three months ended September 30, 2018. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR  51.9  million (USD  0.7  million) in the three months ended September 30, 2019 as compared to INR  43.2  million (USD  0.6  million) in the three months ended September 30, 2018. The increase was due to increase in loss on account of foreign exchange fluctuation and interest on the lease liability on adoption of IFRS 16 which is partially offset by decrease in interest on borrowings.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a loss of INR  119.8 million (USD 1.7 million) during the three months ended September 30, 2019.

Income Tax Expense.  Our income tax expense during the three months ended September 30, 2019 was INR   7.6 million (USD  0.1  million) compared to an expense of INR  31.6  million (USD  0.4  million) during the three months ended September 30, 2018.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2019 was INR  399.2 million (USD  5.7 million)  as compared to a loss of INR 160.1 million  (USD  2.3 million ) in the three months ended September 30, 2018. Excluding the employee share based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 277.9 million (USD 3.9 million) for three months ended September 30, 2019 and INR 438.3 million (USD 6.2 million) for three months ended September 30, 2018.

Basic Loss per Share. Basic loss per share was INR 8.54 (USD 0.12) in the three months ended September 30, 2019 as compared to basic loss per share of INR 3.13 (USD 0.04) in the three months ended September 30, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 5.93 (USD 0.08) in the three months ended September 30, 2019, as compared to INR 9.24 (USD 0.13) in the three months ended September 30, 2018.

Diluted Loss per Share. Diluted loss per share was INR 8.54 (USD 0.12) in the three months ended September 30, 2019 as compared to Diluted loss per share of INR 3.44 (USD 0.05) in the three months ended September 30, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 5.93 (USD 0.08) in the three months ended September 30, 2019 as compared to INR 9.42 (USD 0.13) in the three months ended September 30, 2018.

(1)     See the section below titled “Certain Non-IFRS Measures.”

Liquidity. As of September 30, 2019 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,999.7 million (USD 28.3 million).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited  condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, change in fair value of warrants and re-measurement of contingent consideration. Our non-IFRS financial measures reflect adjustments based on the following:

•                              Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                              Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

•                              Re-measurement of contingent consideration - The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and payment to the sellers in the ATB transaction.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants, re-measurement of contingent consideration and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Loss for the period (an IFRS measure) to Adjusted EBITDA Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)  (unaudited)

	Three months ended September 30,		Six months ended September, 30
Amount in INR thousands	2018	2019	2018	2019
Loss for the period as per IFRS	(160,112)	(399,158)	(471,858)	(766,446)
Employee share-based compensation costs	78,068	1,489	244,258	4,703
Depreciation and amortization	138,266	169,118	270,276	332,770
Share of loss of joint venture	3,419	1,922	7,058	4,378
Finance income	(11,777)	(10,654)	(17,938)	(36,396)
Finance costs	43,241	51,894	88,311	99,903
Change in fair value of warrants	(841,577)	119,768	(1,278,808)	72,687
Re-measurement of contingent consideration	485,282	—	485,282	—
Tax expense	31,635	7,616	32,682	24,592
Adjusted EBITDA Loss	(233,555)	(58,005)	(640,737)	(263,809)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)

	Three months ended September 30,		Six months ended September, 30
Amount in INR thousands	2018	2019	2018	2019
Results from operations (as per IFRS)	(935,171)	(228,612)	(1,640,553)	(601,282)
Employee share-based compensation costs	78,068	1,489	244,258	4,703
Re-measurement of contingent consideration	485,282	—	485,282	—
Adjusted Results from Operations	(371,821)	(227,123)	(911,013)	(596,579)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)

	Three months ended September 30,		Six months ended September, 30
Amount in INR thousands	2018	2019	2018	2019
Loss for the period (as per IFRS)	(160,112)	(399,158)	(471,858)	(766,446)
Employee share-based compensation costs	78,068	1,489	244,258	4,703
Re-measurement of contingent consideration	485,282	—	485,282	—
Net change in fair value of warrants	(841,577)	119,768	(1,278,808)	72,687
Adjusted Loss for the Period	(438,339)	(277,901)	(1,021,126)	(689,056)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)

	Three months ended September 30,		Six months ended September, 30
	2018	2019	2018	2019
Basic Loss per share (as per IFRS)	(3.13)	(8.54)	(10.87)	(16.36)
Employee share-based compensation costs	1.68	0.03	5.9	0.10
Net change in fair value of warrants	(18.37)	2.58	(31.37)	1.56
Re-measurement of contingent consideration	10.58	—	11.91	—
Adjusted Basic Loss Per Share	(9.24)	(5.93)	(24.43)	(14.70)

Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)

	Three months ended September 30,		Six months ended September, 30
	2018	2019	2018	2019
Diluted Loss per share (as per IFRS)	(3.44)	(8.54)	(11.37)	(16.36)
Employee share-based compensation costs	1.68	0.03	5.89	0.10
Net change in fair value of warrants	(18.08)	2.58	(30.81)	1.56
Re-measurement of contingent consideration	10.42	—	11.69	—
Adjusted Diluted Loss Per Share	(9.42)	(5.93)	(24.60)	(14.70)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended September, 30
Amount in INR thousands (Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	804,827	707,416	995,925	782,702	254,974	267,664	2,055,726	1,757,782
Add: Customer promotional expenses	568,345	322,242	277,356	23,885	10,388	5,131	856,089	351,258
Service cost	—	—	(845,115)	(640,831)	—	—	(845,115)	(640,831)
Other income	—	—	—	—	—	—	29,359	52,937
Adjusted Revenue	1,373,172	1,029,658	428,166	165,756	265,362	272,795	2,096,059	1,521,146

	Air Ticketing		Hotels and Packages		Others		Total
	Six months ended September, 30
Amount in INR thousands (Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	1,672,954	1,479,474	2,822,312	1,978,194	400,162	550,872	4,895,428	4,008,540
Add: Customer promotional expenses	954,874	697,124	600,170	71,814	38,211	16,590	1,593,255	785,528
Service cost	—	—	(2,466,185)	(1,648,891)	—	—	(2,466,185)	(1,648,891)
Other income	—	—	—	—	—	—	113,837	83,207
Adjusted Revenue	2,627,828	2,176,598	956,297	401,117	438,373	567,462	4,136,335	3,228,384

Safe Harbor Statement

Statements contained in this earnings release that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of the Company regarding the Company and its industry, and of the Company and Ebix regarding the Merger. These forward-looking statements may include but are not limited to statements about (i) the Company’s future growth prospects and (ii) the expected completion of the Merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the Merger as there can be no assurances that the Merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries; other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and/or Ebix generally, including those set forth in our reports filed with the SEC and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and the Company and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

About Yatra Online, Inc.

We are the one of the largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 108,000 hotels and homestays in India and over 1.5 million hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2019

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	1,818,502	1,513,527	21,426	4,518,520	3,498,977	49,533
Other revenue	237,224	244,255	3,458	376,908	509,563	7,214
Total revenue	2,055,726	1,757,782	24,884	4,895,428	4,008,540	56,747
Other income	29,359	52,937	749	113,837	83,207	1,178

Service cost	845,115	640,831	9,072	2,466,185	1,648,891	23,342
Personnel expenses	659,966	469,494	6,646	1,446,272	982,440	13,908
Marketing and sales promotion expenses	198,750	46,201	654	485,242	128,456	1,818
Other operating expenses	1,178,159	713,687	10,103	1,981,843	1,600,472	22,657
Depreciation and amortization	138,266	169,118	2,394	270,276	332,770	4,711
Results from operations	(935,171)	(228,612)	(3,236)	(1,640,553)	(601,282)	(8,511)

Share of loss of joint venture	(3,419)	(1,922)	(27)	(7,058)	(4,378)	(62)
Finance income	11,777	10,654	151	17,938	36,396	515
Finance costs	(43,241)	(51,894)	(735)	(88,311)	(99,903)	(1,414)

Change in fair value of warrants - gain/(loss)	841,577	(119,768)	(1,695)	1,278,808	(72,687)	(1,029)
Loss before taxes	(128,477)	(391,542)	(5,542)	(439,176)	(741,854)	(10,501)
Tax expense	(31,635)	(7,616)	(108)	(32,682)	(24,592)	(348)
Loss for the period	(160,112)	(399,158)	(5,650)	(471,858)	(766,446)	(10,849)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement (loss)/gain on defined benefit plan	3,196	(3,417)	(48)	2,695	(7,369)	(104)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	46,598	(6,294)	(89)	(33,833)	(160)	(2)
Other comprehensive income / (loss) for the period, net of tax	49,794	(9,711)	(137)	(31,138)	(7,529)	(106)
Total comprehensive loss for the period, net of tax	(110,318)	(408,869)	(5,787)	(502,996)	(773,975)	(10,955)

Loss attributable to :
Owners of the Parent Company	(143,204)	(396,907)	(5,619)	(442,919)	(760,151)	(10,761)
Non-Controlling interest	(16,908)	(2,251)	(31)	(28,939)	(6,295)	(88)
Loss for the period	(160,112)	(399,158)	(5,650)	(471,858)	(766,446)	(10,849)

Total comprehensive loss attributable to :
Owners of the Parent Company	(93,464)	(406,569)	(5,756)	(474,107)	(767,574)	(10,866)
Non-Controlling interest	(16,854)	(2,300)	(31)	(28,889)	(6,401)	(89)

Total comprehensive loss for the period	(110,318)	(408,869)	(5,787)	(502,996)	(773,975)	(10,955)

Loss per share
Basic	(3.13)	(8.54)	(0.12)	(10.87)	(16.36)	(0.23)
Diluted	(3.44)	(8.54)	(0.12)	(11.37)	(16.36)	(0.23)

Weighted average no. of shares
Basic	45,809,466	46,476,204	46,476,204	40,761,130	46,475,144	46,475,144
Diluted	46,551,868	46,476,204	46,476,204	41,503,532	46,475,144	46,475,144

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2019

(Amounts in thousands, except per share data and number of shares)

	March 31, 2019	September 30, 2019	September 30, 2019
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	155,434	104,403	1,478
Right-of-use assets	—	157,793	2,234
Intangible assets and goodwill	2,236,481	2,102,658	29,766
Prepayments and other assets	7,866	2,375	34
Other financial assets	30,631	20,991	297
Term deposits	23,548	19,329	274
Other non-financial assets	254,914	248,789	3,522
Deferred tax asset	123,169	127,249	1,801
Total non-current assets	2,832,043	2,783,587	39,406

Current assets
Inventories	3,807	3,926	56
Trade and other receivables	4,921,270	4,079,338	57,748
Prepayments and other assets	899,908	818,675	11,589
Income tax recoverable	495,583	447,207	6,331
Other financial assets	232,287	300,713	4,257
Term deposits	1,005,985	711,926	10,078
Cash and cash equivalents	2,161,014	1,268,454	17,957
Total current assets	9,719,854	7,630,239	108,016
Total assets	12,551,897	10,413,826	147,422

Equity and liabilities
Equity
Share capital	713	714	10
Share premium	18,884,105	18,886,704	267,366
Treasury shares	(11,219)	(11,219)	(159)
Other capital reserve	735,988	736,882	10,432
Accumulated deficit	(17,256,409)	(18,057,341)	(255,625)
Foreign currency translation reserve	6,571	6,411	91
Total equity attributable to equity holders of the Company	2,359,749	1,562,151	22,115
Total Non-controlling interest	19,421	18,708	265
Total equity	2,379,170	1,580,859	22,380

Non-current liabilities
Interest bearing loans and borrowings	24,587	150,730	2,134
Trade and other payables	3,097	18,356	260
Deferred tax liability	42,503	40,074	567
Employee benefits	81,849	85,472	1,210
Deferred revenue	96,392	86,858	1,230
Other financial liabilities	94	28	—
Other non-financial liability	2,303	—	—
Total non-current liabilities	250,825	381,518	5,401

Current liabilities
Interest bearing loans and borrowings	1,151,818	964,536	13,654
Trade and other payables	5,264,949	4,146,109	58,694
Employee benefits	97,156	100,214	1,419
Deferred revenue	579,319	386,003	5,464
Income taxes payable	4,080	200	3
Other financial liabilities	1,756,203	1,822,165	25,795
Other current liabilities	1,068,377	1,032,222	14,612
Total current liabilities	9,921,902	8,451,449	119,641
Total liabilities	10,172,727	8,832,967	125,042
Total equity and liabilities	12,551,897	10,413,826	147,422

 Yatra Online, Inc.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2019

 (Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at March 31, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

Effect of adoption of new accounting standards- IFRS 16				(28,612)			(28,612)	(427)	(29,039)
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,285,021)	735,988	6,571	2,331,137	18,994	2,350,131

Loss for the period				(760,151)			(760,151)	(6,295)	(766,446)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	(160)	(160)	—	(160)
Re-measurement loss on defined benefit plan				(7,263)		—	(7,263)	(106)	(7,369)
Total other comprehensive loss	—	—	—	(7,263)	—	(160)	(7,423)	(106)	(7,529)

Total comprehensive loss	—	—	—	(767,414)	—	(160)	(767,574)	(6,401)	(773,975)

Share based payments	—	—	—	1,209	3,494	—	4,703	—	4,703
Exercise of options	1	2,599	—	—	(2,600)	—	—	—	—
Change in non-controlling interest	—	—	—	(6,115)	—	—	(6,115)	6,115	—
Total contribution by owners	1	2,599	—	(4,906)	894	—	(1,412)	6,115	4,703

Balance as at September 30, 2019	714	18,886,704	(11,219)	(18,057,341)	736,882	6,411	1,562,151	18,708	1,580,859

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2019

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30,
	2018	2019	2019
	INR	INR	USD
Loss before tax	(439,176)	(741,854)	(10,501)
Adjustments for non-cash and non-operating items	(173,995)	507,002	7,177
Change in working capital	(1,736,183)	(507,953)	(7,191)
Direct taxes paid (net of refunds)	(127,778)	13,396	190
Net cash used in operating activities	(2,477,132)	(729,409)	(10,325)
Net cash (used in)/generated from investing activities	(227,023)	176,523	2,499
Net cash generated/ (used in) from financing activities	3,347,316	(339,781)	(4,810)
Net increase/(decrease) in cash and cash equivalents	643,161	(892,667)	(12,636)
Cash and cash equivalents at the beginning of the period	2,465,073	1,363,671	19,305
Effect of exchange differences on cash and cash equivalents	76,306	723	10
Cash and cash equivalents at the end of the period*	3,184,540	471,727	6,679

* Includes overdraft of INR 796,727 (INR 746,004 as on September 30, 2018)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September, 30		For the six months ended September, 30
(In thousands except percentages)	2018	2019	2018	2019
Quantitative details *
Air Passengers Booked	2,671	2,088	5,037	4,301
Stand-alone Hotel Room Nights Booked	577	315	1,156	662
Packages Passengers Travelled	27	25	77	63
Gross Bookings
Air Ticketing	23,993,224	19,138,870	48,333,227	43,144,881
Hotels and Packages	3,129,773	1,949,368	7,215,876	4,406,113
Total	27,122,997	21,088,238	55,549,103	47,550,994
Adjusted Revenue
Air Ticketing	1,373,172	1,029,658	2,627,828	2,176,598
Hotels and Packages	428,166	165,756	956,297	401,117
Others (Including Other Income)	294,721	325,732	552,209	650,669
Total	2,096,059	1,521,146	4,136,334	3,228,384
Net Revenue Margin%**
Air Ticketing	5.7%	5.4%	5.4%	5.0%
Hotels and Packages	13.7%	8.5%	13.3%	9.1%